Investment Advisory Agreement
Calvert Asset Management Company, Inc.

Calvert Tax-Free Reserves

Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Tax-Free Reserves ("CTFR") dated March 1, 1999, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of a Fund.
CTFR Money Market:	0.25% to $500 million
0.20% above $500 million
0.15% above $1 billion

CTFR Limited-Term:	0.60% to $500 million
0.50% above $500 million
0.40% above $1 billion

CTFR Long-Term:	0.60% to $500 million
0.50% above $500 million
0.40% above $1 billion

CTFR Vermont Municipal:	0.60% to $500 million
0.50% above $500 million
0.40% above $1 billion

Revised July 2005